UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02021457

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 1 1 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8- 47787

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCK RESOURCES, LLC
(DBA) HANKIN INVESTMENT BANKING

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1880 CENTURY PARK EAST, #350
(No. and Street)

LOS ANGELES, CA 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FOREMAN (310) 556-4422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
(Name — *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD. SANTA MONICA CALIFORNIA 90404
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROCKELL N. HANKIN, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o ROCK RESOURCES, LLC DBA HANKIN INVESTMENT BANKING, as o DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

PRESIDENT

Title

Dorothy Starnes
Notary Public

DOROTHY STARNES
Commission # 1277418
Notary Public - California
Los Angeles County
My Comm. Expires Sep 17, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital. MEMBER'S EQUI
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
FINANCIAL REPORT
For the year ended December 31, 2001

TABLE OF CONTENTS

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

To Mr. Rockell Hankin
Rock Resources, LLC
dba Hankin Investment Banking
Santa Monica, California

We have audited the accompanying statement of financial condition of Rock Resources, LLC dba Hankin Investment Banking as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rock Resources, LLC dba Hankin Investment Banking as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

January 15, 2002

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 11,993
Due from affiliate (Note 2)	222,320
TOTAL ASSETS	$234,313

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ -
MEMBER'S EQUITY	234,313
TOTAL LIABILITIES AND MEMBER'S EQUITY	$234,313

The accompanying notes are an integral part of this statement.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
STATEMENT OF INCOME
For the year ended December 31, 2001

REVENUES	
Fee income	$970,332
Interest	20
TOTAL REVENUES	970,352
EXPENSES	
Salaries	498,053
Other operating expenses	389,882
TOTAL EXPENSES	887,935
NET INCOME	$ 82,417

The accompanying notes are an integral part of this statement.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2001

BALANCE, DECEMBER 31, 2000	$ 151,896
NET INCOME	82,417
BALANCE, DECEMBER 31, 2001	$ 234,313

The accompanying notes are an integral part of this statement.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 82,417
Adjustments to reconcile net income to net cash provided by operating activites:	
Changes in assets and liabilities:	
Increase in due from affiliate	(82,440)
NET INCREASE IN CASH	(23)
CASH - BEGINNING OF YEAR	12,016
CASH - END OF YEAR	$ 11,993

The accompanying notes are an integral part of this statement.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2001

Rock Resources, LLC dba Hankin Investment Banking (the "Company") is a registered broker dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States. Until March 2001, the Company conducted its business as a sole proprietorship under the name, Hankin Investment Banking.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to its member.

NOTE 2: RELATED PARTY TRANSACTIONS

Allocation of expenses:

The Company is affiliated through common ownership with a company which performs business advisory services. The Company's member has the ability to influence the costs allocated to each entity. During the year ended December 31, 2001, shared expenses between the Company and its affiliate were allocated based on a percentage of revenues earned by each of the entities. Out of a total of approximately $3,000,000 of costs incurred by both entities, the Company incurred approximately $890,000 during the year ended December 31, 2001.

Due from affiliate:

As of December 31, 2001, the Company was owed $222,320 from its affiliate. No interest was charged by the Company.

NOTE 3: PHANTOM STOCK PLAN

The Company and its affiliate (the "Companies") sponsor a plan for their employees. At the discretion of management of the Companies, selected employees may be granted units ("Units"), which represent the right to cash payments based on performance of the Companies, as defined in the plan. Following is a summary of the activity of the Units for the year ended December 31, 2001:

Balance outstanding, January 1, 2001	45,000
Units granted	15,000
Units terminated	(15,000)
Balance outstanding, December 31, 2001	45,000

The Units vest over a five year period and none were vested at December 31, 2001. No compensation expense has been incurred since the value of these rights is not estimable.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2001, the Company had net capital of $11,993, which was $6,993 in excess of the required net capital of $5,000.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
COMPUTATION OF NET CAPITAL
December 31, 2001

Total ownership equity from statement of financial position	$234,313
Deduction for non-allowable assets	222,320
Net capital before haircuts on securities positions	11,993
Haircuts on securities pursuant to Rule 15c3-1(f)	-
Net capital	$ 11,993

There were no material differences between the audited and unaudited computations of net capital under Rule 15c 3-1.

See accompanying independent auditor's report.

ROCK RESOURCES, LLC
DBA HANKIN INVESTMENT BANKING
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
December 31, 2001

Registrant relies on an exemption from Rule 15c3-3 in that its business is limited to that of corporate financing activities including public and private financing, mergers and acquisitions, and the syndication of limited partnership interests, and has not otherwise held funds or securities for, or owed money or securities to, any customers.

See accompanying independent auditor's report.

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Mr. Rockell N. Hankin
Rock Resources, LLC
dba Hankin Investment Banking
Santa Monica, California

Dear Mr. Hankin:

In planning and performing our audit of the financial statements and supplemental schedules of Rock Resources, LLC dba Hankin Investment Banking (the "Company") for the year ended December 31, 2001 we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hembrier, Sarett, Finkel, Finglerson & Rose, Inc.

January 15, 2002